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                                                                   Exhibit 11.01

                        Travelers Property Casualty Corp.
                        Computation of Earnings Per Share
                   (In millions, except for per share amounts)

                                                                                  Year ended December 31,
                                                                   ------------------------------------------------------
                                                                      1997                  1996                  1995
                                                                   ----------            ----------            ----------
      Earnings:
        Net income                                                 $    1,236            $      391            $      419

        Preferred dividends - series Z                                   --                      (4)                 --
                                                                   ----------            ----------            ----------

        Income applicable to common stock                          $    1,236            $      387            $      419
                                                                   ==========            ==========            ==========

      Average shares:
        Basic                                                           395.5                 379.8                 328.0
                                                                   ==========            ==========            ==========
        Diluted                                                         395.8                 379.8                 328.0
                                                                   ==========            ==========            ==========

      Earnings Per Share:
        Net income per common share                                $     3.13            $     1.02            $     1.28
                                                                   ==========            ==========            ==========
        Net income per common share - assuming dilution            $     3.12            $     1.02            $     1.28
                                                                   ==========            ==========            ==========


Net income per common share (Basic EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Net income per common share-assuming dilution (Diluted EPS) reflects the effect of potentially dilutive securities, principally stock-based incentive plans. On February 3, 1998, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 (SAB
98). SAB 98 requires that FAS 128 should be used to compute earnings per share for periods prior to an initial public offering (IPO). For purposes of computing basic and diluted EPS for periods prior to the IPO, the 328 million shares of common stock issued to TIGI in April 1996 were assumed to be outstanding for all reported periods. Previously, all common stock issued within a one-year period prior to an IPO was treated as outstanding for all reported periods. This amount was then reduced by the dilutive effect of such issuances of stock prior to the IPO determined by using the actual proceeds and the number of shares that could have been repurchased using the IPO price as the repurchase price for all periods presented. Accordingly, the Company has restated its earnings per share for 1996 and 1995 in accordance with the guidelines of SAB 98.